Contact

bill@segerstrategies.com

www.linkedin.com/in/lockhartbill
(LinkedIn)

Top Skills

Public Relations
Strategic Communications
Political Campaigns

Bill Lockhart

Co-Founder at Megaphone.
Washington, District of Columbia, United States

Summary

Public Affairs consultant and Co-Founder at Megaphone.

Experience

Megaphone

Co-Founder
January 2022 - Present (9 months)
Washington, District of Columbia, United States

Megaphone (a product of Megafono Co) raises your voice above the noise. The Megaphone platform will radically disrupt the way government and the citizens interact on every level. We will also eliminate the barriers that currently exist between citizens and government officials empowering everyone's voice.
Megaphone will bring Democracy to the Republic.

SEGER Strategies

Principal
September 2015 - Present (7 years 1 month)
Washington D.C. Metro Area

SEGER Strategies is a strategic communications firm specializing in Political Campaigns, Reputation Management, Advocacy Campaigns, and Ballot Initiatives for the public and private sectors.

We are a proactive and dedicated team that understands how to effectively communicate with voters, elected officials, decision makers, and the media in order to advance your goals.

-Ran voter contact persuasion program for top targeted congressional primary in the country resulting in an 80.8% to 16% victory
-Managed successful ballot initiative campaign that outperformed top of the ticket by 24.82%
-December of 2016, correctly predicted outcome in 17 of 17 congressional campaigns targeted by client in the 2018 cycle.

-Developed communications strategies to support clients' business development and campaign goals.

Orthodox Vote
Co-Founder
October 2019 - Present (3 years)
Washington D.C. Metro Area

Orthodox Vote promotes and defends Orthodox Christians, regardless of political party, in their dedication to the virtue of public service through holding federal elected office.
orthodoxvote.com

KAP Strategies
Partner
July 2014 - September 2015 (1 year 3 months)
Alexandria, va

-Developed and implemented winning voter contact strategy for 20% of top “Over Achievers” races nationwide including the #1 and #7 campaigns according to Cook Political Report
-Ran independent expenditure campaigns across five states
-Managed paid staff and volunteers for voter ID, GOTV and Election Day efforts consisting of over 3,000 hours and 100% coverage of targeted precincts on Election Day
-Designed and presented all pitch decks for business development
-Managed client retention by addressing needs with proactive solutions and tangible goals

Free Congress Foundation
Chief of Staff
August 2012 - August 2014 (2 years 1 month)
Alexandria, VA

-Conceived and executed foundation reorganization including hiring and management of staff, development of new policy initiatives, fundraising priorities, and senior advisor to president for policy and media
-Reorganized foundation’s financials to bring them out of the red for the first time in five years. Brought in top talent to track accounts, receipts, etc. Analyzed the information and spotted areas for improvement resulting in revenue growth of 20% while at the same time trimming expenses by 35%
-Wrote and/or edited all Op-Eds, congressional testimony and letters to the editor from organization’s president

-Increased president’s media presence on TV (NBC, CNN, MSNBC, Huff Post Live) and in print (Washington Post, Washington Times)
-Pitched numerous events to include foundation as speaker/presenter (Forbes Reinventing America Conference, CPAC)
-Engaged numerous nonprofits to build coalitions around our mutual issues and goals
-Pitched government relations firms, associations, and corporations to act as “third party validators” in support of their efforts

Campaign Tactics
Public Affairs Consultant
June 2010 - August 2012 (2 years 3 months)
Washington D.C. Metro Area

-Advised successful Congressional campaign that defeated a 26 year incumbent 55%-45%
-Created startup 501c4 represent landowners in support of natural gas development in PA
-----Designed and created copy for all collateral materials
-----Identified and pursued fundraising sources
-----Built relationships with gas industry, elected officials and supporting associations

Navigators Global LLC
Director of Land Use
December 2007 - June 2010 (2 years 7 months)
Washington D.C. Metro Area

-established DC office for company's Land Use practice
-created Real Estate Advocacy practice for company
-----practice was fully in the black within first year
-----model I created is now used by several commercial real estate firms in DC

Synnovative Consulting, LLC
Director of Political Systems
January 2003 - December 2007 (5 years)
Alexandria, va

-Developed new political practice at the company
-Managed client portfolio of two congressional, three state legislature and one statewide campaigns

Kashala for President

Campaign Manager
February 2004 - March 2006 (2 years 2 months)
Kinshasa, DR Congo

-Created and implemented campaign plans:
-----US-based to secure funding, increase media attention and establish political support
-----DR Congo based campaign plan to increase name recognition and drive support across DRC
-Coordinated, trained and managed staff at three campaign offices in Washington, DC, Boston, MA, and Kinshasa, DR Congo
-Solicited support from International Republican Institute, National Democratic Institute, National Endowment for Democracy, members of the European Union Parliament, and members of the U.S. Senate and House of Representatives
-Developed campaign messaging strategy and served as point of contact with American and European press

Enrique Bolaños for President
Campaign Advisor
June 2001 - September 2001 (4 months)
Managua Nicaragua

College Republican National Committee
Field Director
March 2000 - November 2000 (9 months)
Washington D.C. Metro Area

-Ran field operations in Virginia, Ohio, Kentucky, West Virginia and DC
-Recruited students to organize new College Republican clubs at 40 universities
-Coordinated with Presidential campaign and various federal campaigns to provide volunteers

Citizens for Arlen Specter
Staff Assistant
August 1997 - May 1999 (1 year 10 months)
Scranton, Pennsylvania Area

I mean come on, it was my first job...I answered the phones and drove people sometimes. Did some advance work...mainly tried not to be annoying.

Education

George Mason University

BA, Government and International Politics

Keystone College

AA, Liberal Arts